Exhibit 99.1

ENTRÉE GOLD STATEMENT REGARDING MINING LICENCES IN MONGOLIA

Vancouver, B.C., February 26, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has recently become aware of reports in Mongolia regarding the status of Shivee Tolgoi mining licence #15226A and Javhlant mining licence #15225A.  At this time, the Company has not received formal notification from any government agency regarding the status of the licences and is seeking clarification.

The Shivee Tolgoi and Javhlant mining licences are subject to a joint venture with Oyu Tolgoi LLC, a Mongolian company jointly owned by the Government of Mongolia and Turquoise Hill Resources Ltd.  Under the joint venture, Entrée retains a 20% interest in the production from the mining licences, while Oyu Tolgoi LLC has the remaining 80% interest.  Oyu Tolgoi LLC is currently developing the world class Oyu Tolgoi mining complex in southern Mongolia.

The Company will continue to investigate this matter and advise our shareholders accordingly.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 12.9% and 10.7% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: info@entreegold.com